                    SUBROGATED SUBORDINATED PROMISSORY NOTE

$12,500,000                                              New York, New York
                                                         As of January 26, 1998

                  FOR VALUE RECEIVED, Bernard Chaus, Inc. (herein collectively with all successors called the "Maker"), with an address at 1410 Broadway, New York, New York, hereby promises to pay to the order of Josephine Chaus (the "Payee"), with an address at 128 East 73rd Street, New York, New York, the principal sum of Twelve Million Five Hundred Thousand Dollars ($12,500,000), plus interest thereon at the rate set forth below at such times as are specified below.

                  Interest shall accrue on the outstanding principal amount of this Subrogated Subordinated Promissory Note (this "Note") and on overdue interest at the rate of 12% per annum, based on a year of 360 days, comprised of twelve 30-day months, for the number of days actually elapsed, until the date on which the last payment of principal and interest under this Note shall have been paid. All principal, accrued interest and any other amounts due hereunder shall be due and payable on July 1, 1998 (the "Maturity Date").

                  This Note may be prepaid, in whole or in part, at any time or from time to time, without premium or penalty. Any prepayments of this Note shall be applied first to the payment of all interest accrued on this Note as of the date of the payment, and then to the outstanding and unpaid principal amount of this Note.

                  All payments or prepayments of principal and interest and other sums due pursuant to this Note shall be made in immediately available funds by wire transfer to an account or accounts designated in writing by Payee or by certified or bank cashier's check made payable to the order of Payee at such place in the United States of America as Payee shall have designated to Maker, in any case not later than 5:00 p.m. New York time on the date on which such payment becomes due.

                   The payment of all obligations on this Note is subordinated in right of payment to the prior payment in full of all obligations of Maker to BNY Financial Corporation or its successors or assigns pursuant to the Second Restated and Amended Financing Agreement dated as of October 10, 1997 (the "Senior Indebtedness"). Payee is hereby subrogated to all rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until this Note shall have been paid in full, and such payments or distributions received by Payee by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall between Maker and its creditors other than holders of Senior Indebtedness, on the one hand, and Payee on the other hand, be deemed to be a payment by Maker on account of the Senior Indebtedness and not on account of this Note.

                  The obligations of Maker under this Note are absolute and unconditional, and are not subject to any counterclaim, set-off, deduction or defense that Maker may have against Payee. If Holder is required to resort to legal action to collect any sums due under this Note, Maker promises to pay all costs and expenses (including, but not limited to, all legal and accounting expenses) incurred in connection with such action. Maker waives presentment for payment, demand, notice of non-payment, protest and notice of protest. No delay on the part of Holder in exercising any right hereunder shall operate as a waiver of such right under this Note. This Note shall be construed in accordance with, and governed by, the laws of the State of New York as applied to contracts made and to be performed entirely in the State of New York without regard to principles of conflicts of law.


                                       BERNARD CHAUS, INC.


                                   By: /s/ Andrew Grossman
                                       ----------------------------------------
                                       Andrew Grossman, Chief Executive Officer